Exhibit 12.1

CALCULATION OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended July 31,
	2001	2002		2003		2004	2005

Fixed Charges:
Interest Expense	$12,887	$12,548		$16,838		$11,745	$2,830
Amortization of deferred debt issue costs	773	1,080		1,696		7,106	1,166
Portion of rent expense representative of interest	26,260	21,867		24,072		24,172	30,932
Total Fixed Charges	$39,920	$35,495		$42,606		$43,023	$34,928

Earnings:
Income (loss) from continuing operations before income/loss from equity investee	$37,138	$(19,000)		$(29,751)		$9,894	$76,243
Total fixed charges	39,920	35,495		42,606		43,023	34,928
Amortization of capitalized interest	205	368		458		289	178
Total Earnings	$77,263	$16,863		$13,313		$53,206	$111,349

Ratio of Earnings to Fixed Charges	1.94		(A)		(A)	1.24	3.19

(A)                              Our consolidated ratio of earnings to fixed charges was less than 1.0 for the periods indicated. To achieve a consolidated ratio of earnings to fixed charges of 1.0, we would have had to generate additional earnings of $18.6 million and $29.3 million for the fiscal years ended July 31, 2002 and 2003, respectively.